SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of February, 1999

                              PeakSoft Corporation
                              --------------------
                (Translation of registrant's name into English)


           1801 Roeder Avenue, Suite 144, Bellingham, Washington 98225
           -----------------------------------------------------------
                    (Address of principal executive offices)




      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Corporation
(Registrant)

Date  February 5, 1999


(Signature) By: /s/ T.W. Metz
                ----------------------
                 T.W. Metz
                 Chief Operating Officer


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United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth St NW                                             February 2, 1999
Washington, DC, 20549

Dear Sirs

Re: PEAKSOFT CORPORATION -- AUDITOR -- OUR FILES NO.d L98043 and L98150

      During PeakSoft Corporation's fiscal year October 1 1996 to September 30, 1997 this company's auditors were KPMG LLP, Chartered Accountants, Suite 400 - 625 Agnes Street, New Westminster, British Columbia, Canada V3M 5Y4 (hereinafter referred to as "KPMG"). By mutual agreement KPMG ceased to be PeakSoft Corporation's auditor on January 15, 1999. Effective February 2, 1999 PeakSoft Corporation engaged Gordon K.W. Gee, Chartered Accountant, 488 - 625 Howe Street, Vancouver, British Columbia, Canada B6C 2T6 as the company's auditor.

      At no time during its tenure as PeakSoft Corporation's auditor, did KPMG's audit reports on the financial statements of PeakSoft Corporation (hereinafter referred to as "PeakSoft") contain any adverse opinion, any disclaimer of opinion or any opinion which was qualified or modified by reason of uncertainty, audit scope or accounting principles.

      There were no disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. PeakSoft Corporation has authorized KPMG to respond fully to the inquiries of the accounting firm which has succeeded it as auditor.

      At no time during its tenure as PeakSoft's auditor has KPMG advised
PeakSoft:

(1) that the internal controls necessary for PeakSoft to develop reliable financial statements do not exist;

(2) that information had come to KPMG's attention which led it to conclude that it would no longer be able to rely upon PeakSoft's management's representations;

(3) that KPMG was unwilling to be associated with any financial statements prepared by management;

(4) that there was a need to expand significantly the scope of the audit, or that information had come to KPMG's attention that if further investigated might:

      (a) have a material impact upon the fairness or reliability of either:

          (i) a previously issued audit report or its underlying financial statements; or

         (ii) any financial statements issued or be issued which would cover any fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that might prevent me from rendering an unqualified audit report on those financial statements; or

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      (b) cause KPMG to be unwilling to rely upon management's representations or to be associated with PeakSoft's financial statements;

(5) that KPMG's resignation would impede the scope of any audit or the conduct of any investigation;

(6) that no information had come to KPMG's attention which led KPMG to conclude that it would have a material impact upon the fairness or the reliability of either:

      (a) a previously issued audit report or its underlying financial statements; or

      (b) any financial statements issued or be issued which would cover any fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that might prevent rendering an unqualified audit report on those financial statements); or

(7) that there is any issue which had not been resolved to KPMG's satisfaction prior to its ceasing to act as PeakSoft's auditor.

      A copy of this letter has been delivered to KPMG.


                                                Yours truly
                                                PEAKSOFT CORPORATION

                                                /s/ Calvin Patterson
                                                --------------------
                                                CALVIN PATTERSON














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


Securities and Exchange Commission
Washington DC  20549

February 2, 1999

Ladies and Gentlemen:

We were previously principal accountants for Peaksoft Corporation (formerly Peak Technologies, Inc.) and, under the date December 12, 1997 we reported on the consolidated financial statements of Peaksoft Corporation and subsidiaries as of and for the year ended September 30, 1997. On January 15, 1999, we resigned. We have read statements included under Form 6-K with respect to Item 304 of regulation S-K dated February 2, 1999 and we agree with such statements.


Yours very truly


/s/ KPMP LLP
----------------------
KPMP LLP

Chartered Accountants


cc.  Alberta Stock Exchange
























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